SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Egalet Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

28226B104
(CUSIP Number)

December 31, 2017
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28226B104	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,945,880 shares of Common Stock (including 9,433,283 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,945,880 shares of Common Stock (including 9,433,283 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) (see Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,945,880 shares of Common Stock (including 9,433,283 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) (see Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (see Item 4)*
12	TYPE OF REPORTING PERSON IA, OO

* As more fully described in Item 4, the reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion and exercise in full of the reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 28226B104	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS 1992 MSF International Ltd. (formerly known as Highbridge International LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,945,880 shares of Common Stock (including 9,433,283 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) (see Item 4)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,945,880 shares of Common Stock (including 9,433,283 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) (see Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,945,880 shares of Common Stock (including 9,433,283 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) (see Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (see Item 4)*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, the reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion and exercise in full of the reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 28226B104	13G/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS 1992 Tactical Credit Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,214,475 shares of Common Stock (including 2,762,652 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,214,475 shares of Common Stock (including 2,762,652 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) (see Item 4)
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,214,475 shares of Common Stock (including 2,762,652 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.02% (see Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 28226B104	13G/A	Page 5 of 8 Pages

This Amendment No. 1 (this “Amendment No. 1”) amends the statement on Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2017 (the “Original Schedule 13G” and together with this Amendment No. 1 the “Schedule 13G”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Egalet Corp., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment No. 1 amends and restates Items 2(a), 2(b), 2(c), 4 and 6 in their entirety as set forth below.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: State of Delaware
(ii)	1992 MSF International Ltd. c/o Highbridge Capital Management, LLC 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: Cayman Islands

(iii)	1992 Tactical Credit Master Fund, L.P. c/o Highbridge Capital Management, LLC 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: Cayman Islands

On July 10, 2017, Highbridge International LLC changed its name to “1992 MSF International Ltd.”. The foregoing persons are hereinafter sometimes referred to as the “Reporting Persons.”

Item 4.	OWNERSHIP.

(a)       Amount beneficially owned:

As of December 31, 2017, subject to the 9.99% Blocker (as defined in Item 4(b) below) (i) 1992 MSF International Ltd. may be deemed to beneficially own 9,731,405 shares of Common Stock (including 6,670,631 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) and (ii) Highbridge Capital Management, LLC, as the trading manager of 1992 MSF International Ltd. and 1992 Tactical Credit Master Fund, L.P. (collectively, the “Highbridge Funds”), may be deemed to be the beneficial owner of 12,945,880 shares of Common Stock (including 9,433,283 shares of Common Stock issuable upon conversion of convertible notes and/or exercise of warrants) held by the Highbridge Funds.

CUSIP No. 28226B104	13G/A	Page 6 of 8 Pages

(b) Percent of class:

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 43,029,615 shares of Common Stock reported to be outstanding as of November 8, 2017 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on November 8, 2017 and assumes the conversion of the convertible notes and the exercise of the warrants (the “Reported Securities”) held by the Highbridge Funds, subject to the 9.99% Blocker (as defined below). Therefore, as of December 31, 2017, based on the outstanding shares of Common Stock, (i) 1992 MSF International Ltd. may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock of the Company and (ii) Highbridge Capital Management, LLC may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock of the Company.

Pursuant to the terms of the Reported Securities, the Reporting Persons cannot convert any of the Reported Securities if the Reporting Persons would beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock (the “9.99% Blocker”) and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to convert and/or exercise all of such Reported Securities due to the 9.99% Blocker.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock (including the shares of Common Stock issuable upon conversion of the convertible notes and/or exercise of the warrants) held by the Highbridge Funds.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See Item 4(a)

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See Item 4(a)

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2.

CUSIP No. 28226B104	13G/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2018

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 TACTICAL CREDIT MASTER FUND, L.P.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

CUSIP No. 28226B104	13G/A	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 14, 2018

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 TACTICAL CREDIT MASTER FUND, L.P.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director